ISSUED ON BEHALF OF REED ELSEVIER PLC

6 June 2011

PDMR Shareholding

Reed Elsevier received notification today, that on 3 June 2011, Mr Ian Fraser, a PDMR of Reed Elsevier sold 35,000 Reed Elsevier PLC ordinary shares at 551.5p per share.